Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces Official Launch of the Prado SDK: A Powerful New Monetization Solution for Mobile App Developers

Vancouver, B.C., Canada, July 7, 2025 – Kidoz Inc. (TSXV:KDOZ, OTCQB:KDOZF), developer of the market-leading Kidoz Contextual Ad Network that connects brands with audiences through content analysis rather than user data, today proudly announces the public release of the Prado SDK: a new platform designed to increase publisher revenues by bringing premium brand advertising direct to mobile apps for audiences of all ages.

Following a successful pilot evidencing reduced reliance on third party vendors with a select group of publishers, the Prado SDK is now available to developers worldwide, offering a lightweight and flexible solution that enables privacy focused and optimized monetization without compromising user experience.

“As we continue to build on the incredible foundation established by the Kidoz network, the launch of the Prado SDK marks an exciting new chapter,” said Eldad Ben Tora, President of Prado and co-founder of Kidoz. “With Prado, we’re applying the same principles of quality and contextual intelligence that have made Kidoz a leader in kid-safe advertising, now tailored and available to a broader audience enabling brands to effectively target customers who opt-out of providing their data.”

The Prado SDK is purpose-built to meet the needs of modern app developers frustrated by outdated monetization models. Traditional ad networks often rely on invasive data collection or aggressive formats to deliver short-term results. Prado offers an alternative:

●	Premium Brand Demand: Access campaigns from Fortune 500 advertisers who chose to directly target customers effectively in the most relevant apps.

●	Contextual Targeting: No unnecessary data mining - just smart, relevant ad placements, with no privacy concerns for customers who value their privacy.

●	Flexible Integration: Lightweight SDK with rewarded video, interstitial, and rich media formats to increase engagement, relevance, and to drive revenues for brands and apps.

●	Real-Time Insights: Beyond eCPMs, Prado provides actionable analytics to help publishers optimize for long-term revenue growth through effective targeting.

“The response from early partners has been outstanding,” said Noam Hahn, Head of Publishers at Kidoz and Prado. “By combining thoughtful design with publisher and brand integrity, the Prado SDK is already delivering strong performance and engagement with early adopters highlighting easier integration and enthusiastic brand interest. We believe it’s the future of respectful, high-performing in-app advertising.”

With Prado and Kidoz under one roof, Kidoz Inc. is building the industry’s leading privacy first, all-ages ad network. A network that prioritizes superior user experience across every age group. This strategy enables Kidoz to expand strategically into new revenue generating and value add services fit for the privacy-first era.

We continue to invest in and enhance our technology stack for long-term growth, and we remain confident that these strategic technology enhancements will drive future success and value for our stakeholders. The Company intends to release its second quarter results towards the end of August 2025, which will reflect the impacts of the global uncertainty that the proposed tariffs have had on the market.

Developers can learn more and access the SDK at www.prado.co/sdk, or reach the integration team directly at sdk@prado.co.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Kidoz also operates Prado, its wholly owned over-13 division. Through its proprietary Kidoz / Prado SDK’s, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising enabling scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Kidoz platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.